Contact

www.linkedin.com/in/nick-rabin-a1b9a51b4 (LinkedIn)

Top Skills

Real Estate
Start-ups
Software Industry

Certifications

Real Estate Broker

Nick Rabin

Founder & CEO at Homeshake
Cincinnati Metropolitan Area

Summary

Dad, husband, son, brother, coach, teammate, leader.

"Do not follow where the path may lead, go instead where there is no path and leave a trail." - Ralph Waldo Emerson

Experience

Homeshake
Founder & CEO
January 2020 - Present (2 years 9 months)

North American Properties
Senior Vice President
2008 - 2020 (12 years)
Cincinnati, Ohio, United States

Self-employed
Real Estate Investor
1999 - 2008 (9 years)
West Chester, Ohio, United States

Education

Miami University
Bachelor of Science in Business, Finance · (1995 - 1999)